06051035

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31097

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Management Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1141 Swift Avenue
(No. and Street)

North Kansas City (City) MO (State) 64116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Wolfe III 816-454-7100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acord Cox & Company
(Name – *if individual, state last, first, middle name*)

15700 College Blvd., Suite 100 (Address) Lenexa (City) KS (State) 66219 (Zip Code)

PROCESSED
DEC 21 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 27 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Wolfe III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Management Services, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

L. K. MORRIS
Notary Public - Notary Seal
State of Missouri
County of Clinton
My Comm. Exp. 06/04/2007

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT MANAGEMENT SERVICES, INC.

Financial Statements for the
Years Ended December 31, 2005 and 2004
and Independent Auditors' Report

INVESTMENT MANAGEMENT SERVICES, INC.

TABLE OF CONTENTS

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

INDEPENDENT AUDITORS' REPORT

Investment Management Services, Inc.
North Kansas City, Missouri

We have audited the accompanying balance sheets of Investment Management Services, Inc. (the "Company") as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 27, 2006

Acord Cox & Company

INVESTMENT MANAGEMENT SERVICES, INC.

BALANCE SHEETS
DECEMBER 31, 2005 and 2004

	2005	2004
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 4,903	$ 1,116
Deposits with clearing organization	25,000	25,000
Accounts receivable	1,329	8,879
Interest receivable	60	35
Other receivables	5,591	5,083
Total current assets	36,883	40,113
FIXED ASSETS		
Office equipment	2,580	14,609
Accumulated depreciation	(1,949)	(12,890)
	631	1,719
	$ 37,514	$ 41,832
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 1,485	$ 262
Other current liabilities	229	5,027
Total current liabilities	1,714	5,289
STOCKHOLDERS' EQUITY		
Preferred stock, $1.00 par value, 150,000 shares authorized, 11,755 shares issued and outstanding	11,755	11,755
Common stock, $.01 par value, 1,000,000 shares authorized, 349,629 shares issued and outstanding	3,496	3,496
Additional paid-in capital	329,931	329,931
Retained deficit	(298,048)	(297,305)
Treasury stock, at cost	(11,334)	(11,334)
	35,800	36,543
	$ 37,514	$ 41,832

See notes to financial statements.

INVESTMENT MANAGEMENT SERVICES INC.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2005 and 2004

		2005	2004
REVENUES			
Net commissions from security transactions	$	59,240	63,091
OPERATING EXPENSES			
Personnel costs		31,325	32,755
Rent		7,720	6,000
Insurance		2,129	889
Telephone		1,554	2,139
Office expense		3,609	2,404
Professional fees		2,425	1,813
Subscriptions		260	212
Postage		2,699	1,109
Regulatory costs		2,274	3,067
Quotes		2,400	2,400
Depreciation		860	1,089
Other		2,322	1,922
		59,577	55,799
NET INCOME (LOSS) FROM OPERATIONS		(337)	7,292
OTHER INCOME (EXPENSES)			
Interest income		534	102
Loss on write-off of NASDAQ warrants		0	(3,300)
Interest expense		0	(15)
		534	(3,213)
NET INCOME	$	197	4,079

INVESTMENT MANAGEMENT SERVICES, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005 and 2004

	2005	2004
OPERATING ACTIVITIES		
Net income	$ 197	$ 4,079
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation	860	1,089
Investment write-off		3,300
Changes in operating assets and liabilities:		
Accounts receivable	7,550	(5,784)
Other assets	(305)	(3,735)
Accounts payable and accrued expenses	(3,575)	4,571
Cash provided by operating activities	4,727	3,520
INVESTING ACTIVITIES		
Purchase of equipment		(2,580)
Decrease in deposit with clearing organization		4
Cash used in investing activities		(2,576)
FINANCING ACTIVITIES		
Preferred dividend	(940)	(941)
Cash used in financing activities	(940)	(941)
NET CHANGE IN CASH	3,787	3
CASH, BEGINNING OF YEAR	1,116	1,113
CASH, END OF YEAR	$ 4,903	$ 1,116

See notes to financial statements.

INVESTMENT MANAGEMENT SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDING DECEMBER 31, 2005 and 2004

	Common Stock	Preferred Stock	Additional Paid-In Capital	Retained Deficit	Treasury Stock	Total
BALANCES, DECEMBER 31, 2003	$ 3,496	$ 11,755	$ 329,931	$ (301,384)	$ (11,334)	$ 32,464
Net income				4,079		4,079
BALANCES, DECEMBER 31, 2004	$ 3,496	$ 11,755	$ 329,931	$ (297,305)	$ (11,334)	$ 36,543
Dividend paid on preferred stock				(940)		(940)
Net income				197		197
BALANCES, DECEMBER 31, 2005	$ 3,496	$ 11,755	$ 329,931	$ (298,048)	$ (11,334)	$ 35,800

See notes to financial statements.

INVESTMENT MANAGEMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   a. Description of Business - Investment Management Services, Inc. ("the Company") is engaged in the brokerage of financial products to the general public and accredited investors. The Company has an agreement with a third party clearinghouse to process all of their clients' transactions. The Company is based in the Kansas City Metropolitan area. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

   b. Revenue Recognition - Customers' security transactions are recorded on a trade date basis. Management fees and interest income are accrued as earned.

   c. Cash and Cash Equivalents - For purposes of reporting cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

   d. Furniture and Equipment - Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the corresponding assets.

   e. Advertising Costs - Advertising costs are charged to operations when incurred.

   f. Income Taxes - Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

2. SIGNIFICANCE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. CONCENTRATIONS OF CREDIT RISK

   The Company is engaged in various trading and brokerage activities in which counterparts primarily include broker-dealers and buyers and sellers of securities. In the event counterparts do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterpart. It is the Company's policy to review, as necessary, the credit standing of each counterpart.

4. INCOME TAXES

The Company's deferred tax asset, principally related to its net operating loss carryforward, totaled $4,940 and $5,180 at December 31, 2005 and 2004. A corresponding valuation allowance of the same amount was recorded at December 31, 2005.

As of December 31, 2005, the Company has available approximately $24,700 of unused net operating loss carryforwards for regular tax purposes, which expire through 2022.

5. NET CAPITAL REQUIREMENTS

The company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 and 2004, the Company had net capital of $29,518 and $29,706 which was in excess of its required net capital of $5,000. The Company's net capital ratio at December 31, 2005 was 0.07 to 1.

6. REQUIRED INFORMATION OMITTED

The Company has no liabilities subordinated to claims of general creditors as of December 31, 2005; therefore, the statement of changes in liabilities subordinated to claims of general creditors has been omitted.

The Company does not maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" and it has not held "physical possession or control" of any securities for customers since operations commenced. Information relating to the possession or control requirements in rule 15c3-3 is also omitted.

INVESTMENT MANAGEMENT SERVICES, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

NET CAPITAL

Total Stockholder's Equity	$ 35,800
Less Non-Allowed Assets:	
Other receivables	(5,591)
Interest receivable	(60)
Fixed assets	(631)
Net Capital	$ 29,518

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 1,485
Other current liabilities	229
Total Aggregate Indebtedness	$ 1,714

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$ 5,000
Excess Net Capital	$24,518
Ratio of aggregate indebtedness to net capital	0.07 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net Capital per Company's fourth quarter FOCUS report	$ 29,443
Difference – Audit adjustments	75
Net Capital reported above	$ 29,518

INVESTMENT MANAGEMENT SERVICES, INC.

Schedule II
Computation of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005

An exemption is claimed from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(ii) as the Company does not hold customer funds or securities. All accounts are on a fully disclosed basis.

INVESTMENT MANAGEMENT SERVICES, INC.

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2005.

INVESTMENT MANAGEMENT SERVICES, INC.

Schedule IV

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

December 31, 2005

The Company is exempted under Rule 15c3-3(k)(2)(ii).

* * * * *

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

Memorandum Regarding Internal Accounting Control

To Stockholders and Management of
Investment Management Services, Inc.

In planning and performing our audit of the financial statements of Investment Management Services, Inc. as of December 31, 2005, we considered its internal control structure, which includes the procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the company that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' above mentioned objectives. The objectives of internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and State security regulatory agencies and should not be used for any other purpose.

January 27, 2006